Exhibit 99.1

Appendix 3Y
Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity:	PRIMA BIOMED LIMITED (ASX:PRR)
ACN:	90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr Matthew Lehman
Date of Last Notice:	03 October 2013

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	07 October 2013
No. of securities held prior to change	1) Ordinary Fully Paid Shares

	Shares	Options
Direct	1,617,763	2,104,441
Indirect	-	-
Total	**1,617,763**	**2,104,441**

2) American Depositary Receipts (ADR)

	Shares	Options
Direct	8,900	-
Indirect	-	-
Total	**8,900**	**-**

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y Page 1

Appendix 3Y Change of Director’s Interest Notice Class 2) American Depositary Receipts (ADR) traded on the NASDAQ 1 ADR = 30 ordinary fully paid shares Number acquired 1) Ordinary Fully Paid Shares Shares Options Direct - - Indirect - - Total - - 2)American Depositary Receipts (ADR) Shares Options Direct 5,000 - Indirect - - Total 5,000 - Number disposed Shares Options Direct - - Indirect - - Total - - Value/Consideration US$5,200.00 Note: If consideration is non-cash, provide details and estimated valuation No. of securities held after change 1) Ordinary Fully Paid Shares Shares Options Direct 1,617,763 2,104,441 Indirect - - Total 1,617,763 2,104,441 2) American Depositary Receipts (ADR) Shares Options Direct 13,900 - Indirect - - Total 13,900 - + See chapter 19 for defined terms. Appendix 3Y 11/3/2002

Appendix 3Y Change of Director’s Interest Notice Nature of change Acquiring 5,000 ADR’s at US$1.04 each that are Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment traded on the NASDAQ plan, participation in buy-back Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Interest acquired Interestdisposed Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Interest afterchange Part 3 - +Closed Period Were the interests in the securities or contracts detailed above traded No during a +closedperiod where prior written clearance was required? If so, was prior written clearance provided to allow the trade to proceed during this period? If prior written clearance was provided on what date was this provided? 09.10.2013 + See chapter 19 for definedterms. 11/3/2002 Appendix 3Y